Exhibit 99.5

Financial statements of

Li-Cycle Holdings Corp.

May 31, 2021

Report of independent registered public accounting firm	1

Statement of financial position	2

Notes to the financial statements	3

Deloitte LLP 8 Adelaide Street West Suite 200 Toronto, ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors of Li-Cycle Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Li-Cycle Holdings Corp. (the “Company”) as of May 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

August 10, 2021

We have served as the Company’s auditor since 2021.

Li-Cycle Holdings Corp.

Statement of Financial Position

As of May 31, 2021

(Expressed in US dollars)

	As of May 31, 2021
	$

Assets
Current Assets
Cash		1

Total Assets		1

Shareholder’s Equity
Share capital		1

Total Liabilities and Shareholder’s Equity		1

The accompanying notes are an integral part of the financial statements.

Li-Cycle Holdings Corp.

Statement of Financial Position

As of May 31, 2021

(Expressed in US dollars)

1.	Organization

Li-Cycle Holdings Corp. (the “Company”) was incorporated under the laws of Ontario on February 12, 2021, as part of a plan of arrangement (the “Arrangement”) to reorganize Li-Cycle Corp. The Company’s intended business activity is the resource recovery from lithium-ion batteries. To date, the Company has not commenced operations and is expected to commence operations concurrent with the offering in accordance with the Arrangement. The Company’s registered address is 2351 Royal Windsor Drive, Unit 10, Mississauga, ON L5J 4S7 Canada.

The Company issued one common share for $1 upon incorporation with Li-Cycle Corp. being the sole shareholder. The common shares have no par value and the number of authorized common shares is unlimited.

2.	Summary of significant accounting policies

(a)	Statement of Compliance

The statement of financial position has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating interpretations issued by the IFRS Interpretations Committee (“IFRICs”). Separate Statements of Income and Comprehensive Income, Changes in Shareholder’s Equity and Cash Flows have not been presented as there have been no activities for the Company from inception to May 31, 2021.

These financial statements were approved and authorized for issue by the Board of Directors on August 10, 2021.

(b)	Cash

Cash include cash on hand with original maturities of three months or less.

3.	Subsequent events

On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., Li-Cycle Corp. finalized the business combination with Peridot Acquisition Corp. (NYSE: PDAC) and upon closing, the combined company was renamed Li-Cycle Holdings Corp.

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